June 12, 2009

William Solko
Chief Executive Officer
Northeast Automotive Holding, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, NY 11566

> RE: Northeast Automotive Holding, Inc.
> Form 10-K for the fiscal year ended December 31, 2007
> Form 10-K for the fiscal year ended December 31, 2008
> Form 10-K/A for the fiscal year ended December 31, 2008
> **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your response letter dated May 7, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2008

1. We note your response to our prior comment 1 and your amendment to Form 10-K for the fiscal year ended December 31, 2008 filed on May 22, 2009, but do not believe you have fully complied with our prior comment 1. In this regard, please revise your Annual Report on Form 10-K to also include a discussion of the Company's liquidity, capital resources and off balance sheet arrangements, as required by Item 303(a) (1), (2) and (4) of Regulation S-K.

Note 8. Preferred Stock, page F-11

2. We have reviewed your response to our prior comment number 2 and the disclosures, which you have provided in Note 8 to your financial statements in response to our prior comment. However, based upon your response and your revised disclosures in Note 8 we are unclear as to why you believe the fair value of the 10,000,000 Preferred Shares issued to William Solko is less than or equivalent to the fair value of the 10,000,000 shares of common stock (before adjustment for the 1-for-30 reverse stock split) surrendered to the company in this transaction along with the forgiveness of $100,000 in notes payable.

    As the 10,000,000 shares of Preferred stock are convertible into an equal number of shares of common stock, and are not and were not subject to reverse stock splits of the Company, we would expect the fair value of the 10,000,000 Preferred Shares to be significantly greater than that of the 10,000,000 shares of common stock, which were subject to the 1-for-30 reverse stock split that occurred subsequent to the transaction. As a result, since the fair value of the 10,000,000 shares of Preferred stock appears to be significantly greater than that of the 10,000,000 shares of common stock surrendered to the Company by William Solko, a principal shareholder, in connection with the forgiveness of the $100,000 note payable, we believe that an amount equal to the difference in fair value between the consideration exchanged in this transaction should be recognized and accounted for as a dividend distribution in the Company's financial statements. Please note that any dividend distribution should be reflected as a reduction from net earnings to arrive at net earnings available to common shareholders and should also be deducted from net earnings in the computation of earnings per common share pursuant to the guidance in SAB Topic 6:B.

    Accordingly, please revise your financial statements for the year ended December 31, 2008 to reflect the excess of the fair value of the Preferred shares issued in this transaction over the fair value of the debt extinguished and the common shares received as a dividend distribution.

William Solko
Northeast Automotive Holding, Inc.
Page 3

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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

        You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

                                Sincerely,

                                Linda Cvrkel
                                Branch Chief

Via facsimile: William Solko, Chief Financial Officer
                (516)378-3479